新世界發展有限公司
New World Development Company Limited

Securities & Exchange Commission
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

December 16, 2004

Dear Sirs

[redacted]

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Announcement dated December 15, 2004 in connection with the Connected Transactions of the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous

Aldous Chiu

Encls.
AC/kh

c.c. Mr Scott Yam

新世界發展有限公司
New World Development Company Limited
(Incorporated in Hong Kong with limited liability)

(Stock Code: 17)

New World China Land Limited
新世界中國地產有限公司
(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 917)

CONNECTED TRANSACTIONS

The respective board of directors of NWD and NWC announced that Shanghai Ramada had obtained a multi-currency term loan facility of up to an aggregate principal amount of HK$80,000,000 to re-finance an existing loan facility granted to Shanghai Mayfair.

NWC had provided full guarantee in respect of the loan facility and in consideration of this, the other shareholders of Ramada Property, the holding company of Shanghai Ramada, had agreed to provide pro-rata counter indemnities in favour of the Company in respect of the guarantee and to pay a guarantee fee to NWC.

Ramada Property, a non-wholly owned subsidiary of NWC, is indirectly owned as to 65% by NWC, 20% by Stanley and 15% by independent third parties. Owing to the fact that Stanley is wholly-owned by a director of NWC, and is a substantial shareholder of certain subsidiaries of NWC, provision of the guarantee by NWC and payment of the guarantee fee by Stanley to NWC constituted connected transactions of NWC pursuant to the Listing Rules.

As NWD held approximately 69.24% attributable interests in the issued share capital of NWC, these transactions also constituted connected transactions of NWD.

Since the guarantee amount is within the de-minimis exemption under Rule 14A.66 of the Listing Rules, details of the guarantee and the guarantee fee are required to be disclosed by way of press announcement and will be included in the next published annual report and accounts of each of NWD and NWC in accordance with Rule 14A.45 of the Listing Rules.

GUARANTEE DATED 15TH DECEMBER, 2004

Parties:

(i) New World China Land Limited ("**NWC**"), as guarantor; and

(ii) an independent financial institution ("**Lender**"), which is established and carrying on banking businesses in the People's Republic of China ("**PRC**"), as beneficiary.

Purpose:

To guarantee the prompt performance of Shanghai Ramada Plaza Ltd. ("**Shanghai Ramada**") of all its obligations under the loan agreement and any documents relating to a multi-currency loan facility (the "**Facility**") as granted by the Lender on 15th December, 2004 up to an aggregate principal amount of HK$80,000,000 (the "**Guarantee**") for a term up to 31st July 2007 which will be utilized by Shanghai Ramada to re-finance an existing loan facility of HK$10,000,000 and

RMB74,000,000 (the "**Existing Loan Facility**") granted by the Lender to Shanghai Mayfair Hotel Co., Ltd. ("**Shanghai Mayfair**") in 1999 and 2002. Details of the corporate guarantee provided by NWC in respect of the Existing Loan Facility were disclosed by NWD and NWC by way of press announcement on 19th December 2002.

REASONS FOR ENTERING INTO THE GUARANTEE

Shanghai Ramada is an equity joint venture company established in the PRC whose principal business is the development of Shanghai Ramada Plaza (the "**Plaza**") situated at the southwest corner of Dingxi Road/Yuyuan Road, Changning District, Shanghai, PRC. Shanghai Mayfair, formed by the same group of shareholders as Shanghai Ramada, has been established for the operation of Shanghai Mayfair Hotel in the Plaza. To enhance operational efficiency, both companies merged in June 2004. The enlarged entity is operating under the name of Shanghai Ramada.

The Existing Loan Facility granted to Shanghai Mayfair will expire in December 2004 and the Lender agreed to make available the Facility to Shanghai Ramada on condition, inter alia, that the Company will provide the Guarantee in favour of the Lender.

Shanghai Ramada is owned as to 99.81% by Ramada Property Ltd. ("**Ramada Property**") and 0.19% by an independent third party. Ramada Property is indirectly owned as to 65% by NWC, 20% by Stanley and 15% by independent third parties. Stanley and the other shareholders of Ramada Property have agreed to indemnify NWC in respect of its liability under the Guarantee in proportion to their shareholding in Ramada Property and to pay to NWC a guarantee fee of 0.25% per annum in aggregate on the amount of the Facility being utilized by Shanghai Ramada. The aggregate amount of guarantee fees received and receivable under the counter-indemnities from the other shareholders of Ramada Property in respect of the Existing Loan Facility for the year ended 30th June 2004 was approximately HK$106,000.

The respective board of directors (including the independent non-executive directors) of New World Development Company Limited ("**NWD**") and NWC considers that it is in the interest of NWD and NWC that Shanghai Ramada can obtain the Facility and considers that the terms of the Guarantee, being arrived at after arm's length negotiation with the Lender, are determined upon normal commercial terms and are fair and reasonable as far as the independent shareholders of each of NWD and NWC are concerned as a whole.

CONNECTED PERSON

By virtue of the fact that Stanley is wholly-owned by Mr. Doo Wai Hoi, William, a director of NWC, and is a substantial shareholder of certain subsidiaries of NWC, provision of the Guarantee by NWC and payment of the guarantee fee by Stanley constituted connected transactions of NWC pursuant to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("**Listing Rules**"). As NWD held approximately 69.24% attributable interests in the issued share capital of NWC, these transactions also constituted connected transactions of NWD.

GENERAL

The core businesses of NWD include property, infrastructure, services as well as telecommunications and technology. NWC is principally engaged in property development and property related investment in the PRC.

As the guarantee amount is within the de-minimis exemption under Rule 14A.66 of the Listing Rules, details of the Guarantee and the guarantee fee will be disclosed by way of press announcement and will be included in the next published annual report and accounts of each of NWD and NWC in accordance with Rule 14A.45 of the Listing Rules.

As at the date hereof, the board of directors of NWD comprises (1) Dato' Dr. Cheng Yu-tung, Dr. Cheng Kar-shun, Henry, Dr. Sin Wai-kin, David, Messrs. Liang Chong-hou, David and Leung Chi-kin, Stewart as executive directors; (2) Messrs. Cheng Yue-pui, Cheng Kar-shing, Peter, Chow Kwai-cheung, Ho Hau-hay, Hamilton and Liang Cheung-biu, Thomas as non-executive directors; and (3) Lord Sandberg, Michael, Dr. Cha Mou, Sing, Payson, Mr. Cha Mou-Zing, Victor (alternate director to Dr. Cha Mou-sing, Payson), Messrs. Yeung Ping-leung, Howard and Lee Luen-wai, John as independent non-executive directors.

As at the date hereof, the board of directors of NWC comprises (1) Dr. Cheng Kar-shun, Henry, Messrs. Doo Wai-hoi, William, Cheng Kar-shing, Peter, Leung Chi-kin, Stewart, Chow Kwai-cheung, Chow Yu-chun, Alexander, Fong Shing-kwong, Michael as executive directors; (2) Mr. Fu Sze-shing as non-executive director; and (3) Messrs. Cheng Wai-chee, Christopher, Tien Pei-chun, James and Lee Luen-wai, John as independent non-executive directors.

By order of the board
New World Development Company Limited
Leung Chi-kin, Stewart
Company Secretary

By order of the board
New World China Land Limited
Chow Yu-chun, Alexander
Company Secretary

Hong Kong, 15th December, 2004

*Please also refer to the published version of this announcement in the **(The Standard)***